                                 [ONEIDA LOGO]
April 13, 2006

Mr. Brian V. McAllister
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Oneida Ltd.
     Form 10-K for the Fiscal Year Ended January 29, 2005
     Filed April 28, 2005
     File No. 1-5452


Dear Mr. McAllister:

I have received your review letter dated January 26, 2006 regarding the above referenced filing. The following is the additional information or clarifications of our disclosures as requested in your letter.

After reviewing this information, if you have additional questions or comments about this response or require any additional information please call me at
(315) 361-3411.

Oneida Ltd. acknowledges that the adequacy and accuracy of the disclosures in the filing is the responsibility of the registrant. The registrant acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


Very truly yours,

/s/ JOHN J. ROSS


John J. Ross
Corporate Controller and Chief Accounting Officer

cc: Andrew Church, Senior Vice President and Chief Financial Officer
    Catherine Suttmeier, Vice President and General Counsel


                  ONEIDA LTD., ONEIDA, NY 13421 o 315-361-3000

8. Commitments and Contingencies, page 47
-----------------------------------------

Tell us the loss contingency amounts accrued for the Development Capital Grant Agreement and the dispute with Niagara Ceramics Corporation. Tell us the nature of these contingencies including the range of possible loss, your basis for determining the accrual amounts as of each balance sheet date and how these contingencies satisfied the conditions outlined in paragraph 8 of SFAS No. 5.

Company Response:

Development Capital Grant Agreements
------------------------------------

In prior years the Company received grants and entered into New York Development Capital Grant Disbursement agreements relating to its facilities at Oneida, NY and Buffalo, NY. Under these agreements, the Company is obligated to employ a predetermined number of persons over a five year period at each facility. If the predetermined number of employees is not met, the Company is required to repay a prorated share of the grants.

At January 29, 2005 the grant agreement for the Buffalo, NY facility of $200,000 had one year remaining and the grant agreement for the Oneida, NY facility of $1,200,000 had two years remaining. As of the balance sheet date the Company did not meet the required employment levels at the facilities under the two grants and accordingly recorded a liability for the repayment of the grants of $520,000. This amount represents 40% of the Oneida, NY grant of $1,200,000 (2 of 5 years remaining or 40%) and 20% of the Buffalo, NY grant of $200,000 (1 of 5 years remaining or 20%).

Statement of Financial Accounting Standards No. 5 Accounting for Contingencies paragraph 8, requires that an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

     a. Information available prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of loss.

     b.   The amount of loss can be reasonably estimated.

Following the guidance of SFAS No. 5 the Company recorded a liability under the grant agreements due to its inability to meet the required employment levels (information) and the contractual liability contained in the agreements to repay the prorated share of the grant (incurrence of a liability) and the obligation is measurable based on the terms of the agreement (loss can be reasonably estimated). Additionally, the Company will repay the amount or an amount negotiated with the State of New York (event confirming the fact of the loss).

Niagara Ceramics Corporation
----------------------------

The Company entered into a five year purchase agreement with Niagara Ceramics Corporation (NCC) for the manufacture and decorating of dinnerware. The agreement stipulated minimum purchase requirements for each year of the agreement and the penalty amount for any shortfall. During the fourth quarter the Company determined there was a probability that an arbitrator would determine that it had not met the required minimum purchases for the contract year. The Company estimated the dollar value of this probability and recorded a liability for this amount. The amount is not material. The Company received a letter from NCC asserting the penalty was $398,000 under its interpretation of the agreement. The Company and NCC commenced the dispute resolution process under the agreement.

Statement of Financial Accounting Standards No. 5 Accounting for Contingencies paragraph 8, Requires that an estimated loss form a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

     a. Information available prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of loss.

     b.   The amount of loss can be reasonably estimated.

Following the guidance of SFAS No. 5 the Company has recorded a liability under the term of the purchase agreement due its inability to meet the required minimum purchase levels (information) and the contractual liability contained in the agreements to pay a penalty for a shortfall in a contract year (incurrence of a liability) and the penalty is measurable based on the terms of the agreement (loss can be reasonably estimated). Additionally, the Company will repay the amount or an amount negotiated with NCC under the dispute resolution process in the contract for the purchasing shortfall (event confirming the fact of the loss).


16. Operations by Segment, page 69
----------------------------------

The unallocated costs are required to be disclosed in your measure of profit or loss for each reportable segment if these unallocated amounts are included in the segment profit or loss reviewed by the chief operating decision maker ("CODM") or if the unallocated amounts are regularly provided to CODM and not included in the segment profit or loss. See paragraph 27 of SFAS No. 131. Please tell us why this disclosure satisfies the current segment disclosure requirements or why it is impracticable to allocate to each reportable segment, if applicable. Please provide an example of your revised disclosure that either provides a more robust explanation why it is impracticable to allocate these costs to your segments or allocate these costs to each reportable segment.


Company Response:

The Company operates in a single business - tableware products. The Company's operations are organized by the three principal segments for its products:
Consumer, Foodservice and International. Unallocated selling, distribution and administrative costs are incurred for the marketing, advertising, design, product development, sourcing, procurement, transportation, storage, distribution and other activities on a common basis across all business segments. Additionally, to various degrees accounting, data processing, credit and collection, and payroll activities are also performed on shared basis for each of the businesses.

Furthermore, prior to 2005, products for each of the businesses were produced in common manufacturing facilities, and hence unallocated manufacturing costs were excluded from reported segment profit or loss.

Our internal financial reports utilized by the chief operating decision maker are prepared for each of the three business segments and report net sales and segment contribution before unallocated costs. Segment contribution is defined as revenues less costs that are directly identified with the product, customer account, and customer order or business segment activity. Costs that can not be directly identified using these criteria are classified as unallocated in our internal financial reports. Hence, the internal reports utilized by the CODM do not reflect allocation of common selling, distribution and administrative costs. Our current business practices and organizational structure preclude us from specifically allocating the aforementioned common selling, distribution and administrative costs to the respective segments and, as such, these selling, distribution and administration costs must remain classified as unallocated in the segment footnote.

However, with the company's change to a 100% sourcing model during 2005 (coinciding with the closure of all Company owned manufacturing facilities), we can more readily identify the unallocated manufacturing costs to the reported segments and will do so in future filings.

EXAMPLE OF DISCLOSURE:


OPERATIONS BY SEGMENT

The Company operates in a single business - tableware products. The Company's operations are organized by the three principal segments for its products:
Consumer, Foodservice and International. Unallocated selling, distribution and administrative costs are incurred for the marketing, advertising, design, product development, sourcing, procurement, transportation, storage, distribution and other activities on a common basis across all business segments. Additionally, to various degrees accounting, data processing, credit and collection, and payroll activities are also performed on shared basis for each of the businesses.

Financial reports are prepared for each of the three business segments and report net sales and segment contribution before unallocated costs. Segment contribution is defined as revenues less costs that are directly identified with the product, customer account, and customer order or business segment activity. Costs that can not be directly identified using these criteria are classified as unallocated. Prior to 2005, products for each of the businesses were produced in common manufacturing facilities, and hence unallocated manufacturing costs were excluded from reported segment contribution.

Beginning in fiscal 2006, the Company began evaluating its domestic Foodservice and Consumer segments, including the financial results of its Canadian subsidiary. The Company decided to view its domestic operations on a North American basis, due to similar sales and distribution channels in the region, thereby including the financial results of the Canadian operation in both the Foodservice and Consumer segments. The prior year segment disclosures have been restated to reflect this change. The change in segment reporting has no effect on reported earnings.

The Company's consumer segment sells directly to a broad base of retail outlets including department stores, mass merchandisers, Oneida Retail outlet stores and chain stores. The Company's foodservice segment sells directly or through distributors to foodservice operations worldwide, including hotels, restaurants, airlines, cruise lines, schools and healthcare facilities. The Company's international segment sells to a variety of distributors, foodservice operations and retail outlets.

The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to Consolidated Financial Statements. The Company evaluates the performance of its segments based on revenue, and reports segment contributions before unallocated manufacturing costs, unallocated selling, distribution and administrative costs, restructuring and unusual charges, interest, miscellaneous income/expenses, corporate expenses and income taxes. Had additional unallocated manufacturing costs of $34,993 and $55,023 been allocated to the segments in each of the two fiscal years ended January 2005 and 2004, respectively, segment direct profits would have been lower than the amounts reported. The Company does not derive more than 10% of its total revenues from any individual customer, government agency or export sales.

Segment information for the three fiscal years ended January 2006, 2005 and 2004 is as follows:

                                                    2006           2005           2004
                                                    ----           ----           ----
Revenues
Net Sales to external customers:
       Foodservice                              $   163,082    $   193,602    $   193,326
       Consumer                                     125,530        154,985        175,250
       International                                 59,218         66,449         84,399
                                                -----------    -----------    -----------
       Total segment net sales                      347,830        415,036        452,975
Reconciling items:
       License fees                                   2,989          2,429          1,466
                                                -----------    -----------    -----------
Total revenues                                  $   350,819    $   417,465    $   454,441

(Loss) income before income taxes
Segment contributions before unallocated
costs
       Foodservice                                   39,249         40,035         57,546
       Consumer                                      18,655          4,700         24,405
       International                                   (701)        (5,209)        15,147
                                                -----------    -----------    -----------
       Total segment contributions                   57,203         39,526         97,098
Unallocated manufacturing costs                        --           34,876         55,023
Unallocated selling, distribution and
administrative costs                                 32,294         37,393         72,785
Restructuring charges                                 5,478           (323)         9,001
Impairment charges                                    4,872         57,150         19,904
(Gain) loss on sales of assets                         (333)        (4,573)        (2,737)
Other income                                         (2,650)       (66,550)        (2,654)
Other (expense)                                       2,776          7,190          3,051

Interest expense and deferred financing costs        33,035         22,637         16,673
                                                -----------    -----------    -----------
(Loss) income before income taxes               $   (18,899)   $   (48,274)   $   (73,948)
                                                ===========    ===========    ===========

                                                    2006           2005
                                                    ----           ----
Total assets:
     Foodservice ............................   $   150,748    $   161,163
     Consumer ...............................        84,259         94,498
     International ..........................        46,067         59,869
     Shared Assets (a) ......................        20,816         13,282
                                                -----------    -----------
     Total ..................................   $   301,890    $   328,812


Goodwill:
     Foodservice ............................   $    79,506    $    79,506
     Consumer ...............................        30,354         30,354
     International ..........................         6,226         11,243
                                                -----------    -----------
           Total ............................   $   116,086    $   121,103
                                                ===========    ===========

(a) Shared Assets represent assets that provide economic benefit to all of the Company's Operating segments. Shared assets are not allocated to operating segments for internal reporting or decision making purposes.